

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Asher Genoot
President
Hut 8 Corp.
c/o U.S. Data Mining Group, Inc.
1221 Brickell Avenue, Suite 900
Miami, FL 33131

> **Re: Hut 8 Corp.**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed September 18, 2023**
> **Responses dated September 18, 2023 and October 11, 2023**
> **File No. 333-269738**

Dear Asher Genoot:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-4

Risk Factors
The New Hut certificate of incorporation and New Hut bylaws will include a forum selection clause..., page 36

1. We note your response to comment 4 and reissue in part. You disclose that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on New Hut's behalf, including any derivative action asserting violations of the Exchange Act. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please revise your disclosure to clarify, if true, that the company does not intend for the exclusive forum

Asher Genoot
Hut 8 Corp.
October 16, 2023
Page 2

provision to apply to Exchange Act claims. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

USBTC Financial Statements
Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Revenue Recognition, Cryptocurrency mining, page F-15

2. Please note that we are still considering your responses in your letter dated October 11, 2023. In the meantime, we note from pages F-15 and F-44 that USBTC has determined that given the cancellation terms of the contracts, the contracts effectively provide them with the option to renew and that it determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. Tell us whether Hut 8 has reached a similar conclusion.

Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or David Lin at 202-551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets